March 30, 2005

Mail Stop 0409

Kevin B. Habicht
Chief Financial Officer
Commercial Net Lease Realty, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida  32801

Re:	Commercial Net Lease Realty, Inc.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed March 11, 2005
      Registration No. 333-122145

Dear Mr. Habicht:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3. However, we are unable to find in Annex B the information required by Item 14, Instruction 3 of
Form S-11 with respect to NNN. Please include the required disclosure or advise us where it is already disclosed in or incorporated into the registration statement.
2. We note your response to comment 4. Please note that this registration statement may not go effective until the proxy with the incorporated information has been filed and reviewed.
3. Since you have filed your 2004 Form 10-K, please incorporate by reference the Form 10-K into your next amendment to the Registration
Statement on Form S-4.
4. Please update National Properties Corporation`s financial statements in your amendment to the Registration Statement on Form S-
4.  Refer to Rule 3-12 of Regulation S-X.

Questions and Answers About the Merger, page iii

5. We note your responses to comments 11 and 12. The third Q&A on page iii summarizes the reasons the board considers the transaction favorable. Please include a similar summary of the potentially negative factors considered by the board.

Risk Factors, page 7

6. Please update in your next amendment the information here and elsewhere in the prospectus to the date of the most recently incorporated financial statements.

NAPE`s Reasons for the Merger, page 19

7. The revised disclosure at the top of page 18 indicates that the NAPE board concluded that the proposed transaction with NNN appeared to be more likely to increase shareholder value than remaining independent. Please revise the list of factors considered by the NAPE board to include a statement regarding the anticipated increase in shareholder value as a result of the merger and quantify the amount of increase in value to the extent possible. If the board did not quantify the increase in shareholder value, please clarify that fact. If the board did not consider this factor, please omit the disclosure indicating that it did.

Financial Statements

Commercial Net Lease Realty, Inc. Form 10-K for the year ended
December 31, 2004

8. We note that you have forward incorporated by reference
portions
of the Commercial Net Lease Realty, Inc. Proxy Statement for the
2005
Annual Meeting of Shareholders (Items 10, 11, 12, 13 and 14 of
Part
III) that has yet to be filed. Please note that this registration statement may not go effective until the proxy with the incorporated information has been filed and reviewed.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Kathleen
Collins, Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Jeffrey Grill, Esq. (via facsimile)

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Commercial Net Lease Realty, Inc.
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